June 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Daniel L. Gordon

Branch Chief

Re:                             SL Green Realty Corp.
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 31, 2012 (the “Comment Letter”), relating to (i) the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed by SL Green Realty Corp. (the “Company”) on February 28, 2012 and (ii) the Current Report on Form 8-K (“Form 8-K”) filed by the Company on January 31, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Form 8-K Filed January 31, 2012

1.                                       We note you discuss several non-GAAP performance measures in your earnings release, including Same-store GAAP NOI, Consolidated property GAAP NOI, unconsolidated joint venture property GAAP NOI, Operating Income and Cash NOI. In future filings, please revise the names of your performance measures to eliminate the word GAAP, as this implies these are not non-GAAP measures. Additionally, we note that none of the aforementioned non-GAAP measures are reconciled to a GAAP measure, and it does not appear you have discussed the reasons each of these measures are useful to investors.

420 Lexington Avenue • New York, NY  10170 • (212) 594-2700 • Fax (212) 216-1790

Please revise your discussion in future filings to include all required non-GAAP disclosures.

The Company advises the Staff that the Current Report on Form 8-K furnished with the SEC on January 31, 2012 included the reconciliations for each of the non-GAAP financial measures listed in Comment No. 1 of the Comment Letter on page 11 of the earnings release that was furnished as Exhibit 99.1 and on pages 22–24 of the quarterly supplemental package that was furnished as Exhibit 99.2.  However, certain of those reconciliations were not included in the Form 8-K filed on January 31, 2012, which filed certain portions of the Company’s earnings release under Item 8.01.  In future filings, the Company advises the Staff that all required reconciliations will be included in each report containing non-GAAP performance measures.

The Company also advises the Staff that in future reports, whether filed or furnished, it will revise the names of its performance measures to eliminate the word “GAAP” when referring to non-GAAP measures.  The Company further advises the Staff that it will expand its discussion of the reasons it believes non-GAAP financial measures it presents, including those identified in Comment No. 1 of the Comment Letter, are useful to investors.

Form 10-K for the year ended December 31, 2011

2.                                       Please advise us whether management considers net operating income and/or same store net operating income as key performance indicators. We may have further comments.

The Company advises the Staff that it considers same store net operating income, but not net operating income, to be a key performance indicator. The Company presents same store net operating income on a cash and GAAP basis because the Company believes that it provides investors with useful information regarding the operating performance of properties that are comparable for the periods presented.

Property Acquisitions, page 86

3.                                      Please tell us how you determined 180 Maiden Lane is a VIE, and how you determined you were the primary beneficiary.

The Company advises the Staff that in November 2011, the Company, along with The Moinian Group, formed a joint venture to recapitalize 180 Maiden Lane, a fully-leased, 1.1 million-square-foot Class A office tower. The consideration for the Company’s 49.9% stake in the joint venture included $41.0 million in cash and units of limited partnership interest in the Company’s operating partnership valued at $31.7 million. Simultaneous with the closing of the recapitalization, the joint venture refinanced its previously existing $344.2 million of indebtedness with a five-year $280.0 million mortgage. In order for the joint venture to secure the terms of the financing in light of the significant future leasing up risk, the Company was required to provide a corporate guarantee in the form of a master lease. The joint venture would not have been able to secure the financing on the terms it achieved without the corporate guarantee. As a result, the Company concluded that, in accordance with ASC 810-10-25-45, 180 Maiden Lane did not have sufficient equity to finance its operations and therefore is a VIE. Once it was determined the Company owned a variable interest (“VI”) in a VIE, the Company then evaluated if its VI, as discussed in ASC 810-10-25-38A had:

a)              The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and

b)             The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Since the Company has the power over all activities related to leasing and operating the property which most significantly impact the economic performance of 180 Maiden Lane and has the obligation to absorb losses and the right to receive benefits from 180 Maiden Lane that could potentially be significant to the VIE, it was determined the Company is the primary beneficiary of the VIE and should consolidate 180 Maiden Lane.

4.                                       Please clarify how you acquired a substantial ownership interest in the office condominium at 110 East 42nd Street and how you determined you gained control of the asset. Additionally, it appears your acquisitions of 110 East 42nd Street, 1515 Broadway and 521 Fifth Avenue may all have been business acquisitions achieved in stages. Please provide the required disclosures pursuant to ASC 805-10-50-2g and show us how you calculated any related gains. In addition please reference the appropriate literature as it relates to recording a gain of $498,195.

The Company advises the Staff that in May 2011, the Company entered into a consensual modification of a $16.0 million senior mezzanine loan held by it and provided as part of its sale in 2007 of the 205,000-square-foot office condominium at 110 East 42nd Street. This consensual modification resulted in the Company obtaining a 49.99% ownership interest in the office condominium . The consensual modification of the mezzanine loan gave the Company control of the property. The property is a voting interest entity for which the Company has control of the major activities of the property. The Company is the leasing agent and property manager for the property. In conjunction with the transaction, the Company successfully restructured the in-place mortgage financing, which had previously been in default. As a result, the Company has concluded that this transaction is not a business combination achieved in stages.

ASC 805-10-25-10 notes that in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The acquisitions of both 1515 Broadway and 521 Fifth Avenue were business acquisitions achieved in stages. In the case of 1515 Broadway, the Company held a 68.45% economic interest in the joint venture, after considering prior earnings allocations and the finalization of the promote interest, prior to acquiring the balance in April 2011. In the case of 521 Fifth Avenue, the Company held a 50.1% economic interest in the joint venture prior to acquiring the balance in January 2011. The acquisition related gains were calculated as follows:

($ in thousands)	1515 Broadway	521 Fifth Avenue
Net purchase price (100%)	$1,234,030	$250,220
Less amount paid to partner	(259,228)	(55,000)
Less debt assumed	(458,767)	(140,000)
Fair value of retained equity interest	516,035	55,220
SL Green equity interest	(40,942)	(41,432)
Purchase price fair value adjustment	$475,093	$13,788

The remaining purchase price fair value adjustment balance of $9,314 relates to the difference between the contractual stock price and the closing date stock price in connection with two additional acquisitions where a portion of the purchase price was paid in Company stock.

The disclosure requirements of ASC 805-10-50-2g and their location in the Notes to the Financial Statements are as follows:

1.               The acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the acquisition date:

Refer to the calculations above. The information is also included in the respective paragraphs in Note 3 to the Financial Statements.

2.               The amount of any gain or loss as a result of remeasuring to fair value the equity interest in the acquiree held by the acquirer immediately before the business combination (see paragraph 805-10-25-10) and the line item in the income statement in which that gain or loss is recognized:

Refer to the respective paragraphs in Note 3 to the Financial Statements for the gain recognized in connection with each transaction. The purchase price fair value adjustment is a separate line item in the income statement.

3.               The valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the business combination:

The fair value of each property was determined to be the agreed upon purchase price.

4.               Information that enables users of the acquirer’s financial statements to assess the inputs used to develop the fair value measurement of the equity interest in the acquiree held by the acquirer immediately before the business combination:

The fair value of each property was determined to be the agreed upon purchase price.

5.                                       Tell us why you decided not to provide more disclosure as it relates to the $498,195 purchase price fair value adjustment. We may have further comments.

The Company advises the Staff that the acquisition of the investor interests in the properties described in Comment 4 above were negotiated in a manner consistent with all of the Company’s real estate acquisitions. The purchase price fair value adjustment represented the Company’s share of the gross purchase price, adjusted for the debt assumed, compared to the Company’s net book value of its equity investment immediately prior to the acquisition. The Company provided the purchase price, legal and economic interest in each joint venture as well as the amount of debt encumbering each of these properties as of the quarter end prior to the transaction closing date in the respective Quarterly Reports on Form 10-Q. The Notes to the Financial Statements for each of these acquisitions provide the purchase price, the amount of debt being assumed and the amount of cash funded at closing for the equity interest. The Company believes that a reader of the financial statements can approximate the Company’s equity investment using this information and therefore calculate the purchase price fair value adjustment.

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In accordance with your request, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K and Form 8-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*              *              *

If you have any questions with respect to the foregoing, please contact me at (212) 216-1716 or Andrew Levine, Esq., our Chief Legal Officer, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ James Mead
James Mead
Chief Financial Officer